UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SWS Group, Inc.

 (Name of Issuer)

Common Stock, $0.10 par value*

 (Title of Class of Securities)

78503N107

(CUSIP Number)

Oak Hill Capital Management, LLC
65 East 55th Street, 32nd Floor,
New York, NY 10022
Attention: John Monsky

With a copy to:

Lee A. Meyerson, Esq.
Elizabeth Cooper, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
 Telephone: (212) 455-2000

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 78503N107	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Oak Hill Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,419,148
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,419,148
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,419,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)  Based on 33,239,459 shares of common stock of SWS Group, Inc. outstanding as of August 30, 2014, as disclosed by SWS Group, Inc. in its Form 10-K/A filed with the Securities and Exchange Commission on September 26, 2014, plus the aggregate of 6,521,739 shares of common stock of SWS Group, Inc. issuable upon the conversion of warrants by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. reported herein.  Assumes the full exercise of the warrant held by Oak Hill Capital Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Oak Hill Capital Management Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,504
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 276,504
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,504
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.69% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(2)  Based on 33,239,459 shares of common stock of SWS Group, Inc. outstanding as of August 30, 2014, as disclosed by SWS Group, Inc. in its Form 10-K/A filed with the Securities and Exchange Commission on September 26, 2014, plus the aggregate of 6,521,739 shares of common stock of SWS Group, Inc. issuable upon the conversion of warrants by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. reported herein.  Assumes the full exercise of the warrant held by Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS OHCP GenPar III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,695,652
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,695,652
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,695,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% (3)
14	TYPE OF REPORTING PERSON (see instructions) PN

(3)  Based on 33,239,459 shares of common stock of SWS Group, Inc. outstanding as of August 30, 2014, as disclosed by SWS Group, Inc. in its Form 10-K/A filed with the Securities and Exchange Commission on September 26, 2014, plus the aggregate of 6,521,739 shares of common stock of SWS Group, Inc. issuable upon the conversion of warrants by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. reported herein.  Assumes the full exercise of the warrants held by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS OHCP MGP Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,695,652
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,695,652
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,695,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% (4)
14	TYPE OF REPORTING PERSON (see instructions) PN

(4)  Based on 33,239,459 shares of common stock of SWS Group, Inc. outstanding as of August 30, 2014, as disclosed by SWS Group, Inc. in its Form 10-K/A filed with the Securities and Exchange Commission on September 26, 2014, plus the aggregate of 6,521,739 shares of common stock of SWS Group, Inc. issuable upon the conversion of warrants by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. reported herein. Assumes the full exercise of the warrants held by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107		Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS OHCP MGP III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,695,652
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,695,652
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,695,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% (5)
14	TYPE OF REPORTING PERSON (see instructions) OO

(5)  Based on 33,239,459 shares of common stock of SWS Group, Inc. outstanding as of August 30, 2014, as disclosed by SWS Group, Inc. in its Form 10-K/A filed with the Securities and Exchange Commission on September 26, 2014, plus the aggregate of 6,521,739 shares of common stock of SWS Group, Inc. issuable upon the conversion of warrants by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. reported herein. Assumes the full exercise of the warrants held by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Oak Hill Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,925 (1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,925 (1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)  Includes 5,963 shares of restricted stock of SWS Group, Inc. held by J. Taylor Crandall for the benefit of Oak Hill Capital Management, LLC.
(2)  Based on 33,239,459 shares of common stock of SWS Group, Inc. outstanding as of August 30, 2014, as disclosed by SWS Group, Inc. in its Form 10-K/A filed with the Securities and Exchange Commission on September 26, 2014, plus the aggregate of 6,521,739 shares of common stock of SWS Group, Inc. issuable upon the conversion of warrants by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. reported herein.

CUSIP No. 78503N107	Page 8 of 10 Pages

1	NAMES OF REPORTING PERSONS OHCM Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,925 (1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,925 (1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)  Includes 5,963 shares of restricted stock of SWS Group, Inc. held by J. Taylor Crandall for the benefit of Oak Hill Capital Management, LLC.
(2)  Based on 33,239,459 shares of common stock of SWS Group, Inc. outstanding as of August 30, 2014, as disclosed by SWS Group, Inc. in its Form 10-K/A filed with the Securities and Exchange Commission on September 26, 2014, plus the aggregate of 6,521,739 shares of common stock of SWS Group, Inc. issuable upon the conversion of warrants by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. reported herein.

This Amendment No. 2 amends and supplements the Schedule 13D filed jointly by the Reporting Persons pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 5, 2011, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on April 3, 2014 (as amended, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end of Item 3:

On September 26, 2014, Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (the “Oak Hill Funds”) partially exercised warrants held by the Oak Hill Funds to purchase 6,314,361 and 207,378 shares of Common Stock of the Issuer, respectively, for $5.75 per share, paid by automatically reducing the amount outstanding due to the respective Oak Hill Funds as lenders under the Credit Agreement, dated as of July 29, 2011 (the “Credit Agreement”), among SWS Group, Inc., as the borrower, the subsidiaries of SWS Group, Inc. from time to time party thereto, as guarantors, the several lenders from time to time party thereto and Hilltop Holdings Inc., as administrative agent, by $36,307,575.75 and $1,192,423.50, respectively, as required by the terms of the warrants.  Following this partial warrant exercise, Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. continue to hold warrants exercisable to purchase 2,104,787 and 69,126 shares of Common Stock of the Issuer, respectively.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end of Item 4:

    On September 26, 2014, the Oak Hill Funds partially exercised warrants held by the Oak Hill Funds to acquire shares of the Common Stock of the Issuer.  The warrants were exercised so that the Oak Hill Funds may vote their shares of the Common Stock of the Issuer at the special meeting of stockholders of the Issuer to consider and vote on the adoption of the Agreement and Plan of Merger, dated as of March 31, 2014, by and among the Issuer, Hilltop Holdings Inc. (“Hilltop”) and Peruna LLC, pursuant to which Hilltop will acquire the Issuer by way of a merger of the Issuer with and into a wholly-owned subsidiary of Hilltop.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The total amount of shares of Common Stock beneficially owned by the Reporting Persons is 8,715,577 and the percent of class represented by such shares is 20.8% (assuming the full exercise of the warrants held by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants), as set forth in further detail below.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Oak Hill Capital Partners III, L.P.	8,419,148(1)	20.1%(2)	8,419,148(1)	0	8,419,148(1)	0
Oak Hill Capital Management Partners III, L.P.	276,504(3)	0.69%(4)	276,504(3)	0	276,504(3)	0
OHCP GenPar III, L.P.	8,695,652(5)	20.7%(6)	8,695,652(5)	0	8,695,652(5)	0
OHCP MGP Partners III, L.P.	8,695,652(5)	20.7%(6)	8,695,652(5)	0	8,695,652(5)	0
OHCP MGP III, Ltd.	8,695,652(5)	20.7%(6)	8,695,652(5)	0	8,695,652(5)	0
Oak Hill Capital Management, LLC	19,925(7)	0.05%(8)	19,925(7)	0	19,925(7)	0
OHCM Management, LLC	19,925(7)	0.05%(8)	19,925(7)	0	19,925(7)	0
__________________

(1)	Includes 6,314,361 shares of Common Stock and warrants to acquire an additional 2,104,787 shares of Common Stock.

(2)
Based on 33,239,459 shares of Common Stock of the Issuer outstanding as of August 30, 2014, as disclosed by the Issuer in its Form 10-K/A filed with the Securities and Exchange Commission on September 26, 2014, plus the aggregate of 6,521,739 shares of Common Stock issuable upon the conversion of warrants held by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. reported herein. Assumes the full exercise of the warrant held by Oak Hill Capital Partners III, L.P. and that other holders of warrants do not exercise their warrants.

(3)	Includes 207,378 shares of Common Stock and warrants to acquire an additional 69,126 shares of Common Stock.

(4)
Based on 33,239,459  shares of Common Stock of the Issuer outstanding as of August 30, 2014, as disclosed by the Issuer in its Form 10-K/A filed with the Securities and Exchange Commission on September 26, 2014, plus the aggregate of 6,521,739 shares of Common Stock issuable upon the conversion of warrants by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. reported herein.  Assumes the full exercise of the warrant held by Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

(5)	Includes 6,521,739 shares of common stock and warrants to acquire an additional 2,173,913 shares of Common Stock, as described in footnotes (1) and (3) above.

(6)
Based on 33,239,459 shares of Common Stock of the Issuer outstanding as of August 30, 2014, as disclosed by the Issuer in its Form 10-K/A filed with the Securities and Exchange Commission on September 26, 2014, plus the aggregate of 6,521,739 shares of Common Stock issuable upon the conversion of warrants by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. reported herein.  Assumes the full exercise of the warrants held by the Oak Hill Funds and that other holders of warrants do not exercise their warrants.

(7)	Includes 5,963 shares of restricted stock of the Issuer held by J. Taylor Crandall for the benefit of Oak Hill Capital Management, LLC.

(8)
Based on 33,239,459 shares of Common Stock of the Issuer outstanding as of August 30, 2014, as disclosed by the Issuer in its Form 10-K/A filed with the Securities and Exchange Commission on September 26, 2014, plus the aggregate of 6,521,739 shares of Common Stock issuable upon the conversion of warrants by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. reported herein.

The general partner of each of the Oak Hill Funds is OHCP GenPar III, L.P., whose general partner is OHCP MGP Partners III, L.P., whose general partner is OHCP MGP III, Ltd.  The managing member of Oak Hill Capital Management, LLC is OHCM Management, LLC.

Each of the Related Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to herein.

(c)           Except as set forth in Item 3, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2014

OAK HILL CAPITAL PARTNERS III, L.P.
By: OHCP GenPar III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, Ltd., its general partner

By:  /s/ John Monsky
John Monsky
Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.
By: OHCP GenPar III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, Ltd., its general partner

By:  /s/ John Monsky
John Monsky
Vice President

OHCP GENPAR III, L.P.
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, Ltd., its general partner

By:  /s/ John Monsky
John Monsky
Vice President

OHCP MGP PARTNERS III, L.P.
By: OHCP MGP III, Ltd., its general partner

By:  /s/ John Monsky
John Monsky
Vice President

OHCP MGP III, LTD.

By:  /s/ John Monsky
John Monsky
Vice President

OAK HILL CAPITAL MANAGEMENT, LLC
By: OHCM MANAGEMENT, LLC, its managing member

By:  /s/ John Monsky
John Monsky
Vice President

OHCM MANAGEMENT, LLC

By:  /s/ John Monsky
John Monsky
Vice President